(Cadmus Communications Corporation letterhead)

April 5, 2006

By EDGAR and Facsimile (202) 772 - 9202

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Cadmus Communications Corporation

Form 10-K for the year ended June 30, 2005

File No. 000-12954

Dear Mr. Humphrey:

On behalf of Cadmus Communications Corporation (the “Company”), I submit electronically the enclosed response to the Staff’s letter dated March 16, 2006. For your convenience, each of the responses in this letter is set forth following, and bears the same number as, the corresponding comment in the Staff’s March 16 letter. We appreciate you granting our request to extend our response time to the date of this letter.

Selected Financial Data, Reconciliation of GAAP to Non-GAAP Measures – page 12

1.	Comment: Measures such as “EBITDA” constitute non-GAAP financial measures. Accordingly, the presentations in your filing are subject to the disclosure requirements set forth in Item 10 of Regulation S-K. As “EBITDA” has wide and recognized existing use, we would expect it to be defined as earnings before interest, taxes, depreciation and amortization, as is commonly understood. We would not expect to see any other adjustments included in this measure. Further, for proposed adjustments involving recurring items, you must meet the burden of demonstrating the usefulness of any measure that excludes such an item. We are particularly concerned where the non-GAAP financial measure is used to evaluate performance. Accordingly, on the basis of the information presented, it appears to us that your presentation of “EBITDA” is not appropriate for purposes of this filing. Please delete this measure from your future filings. Alternatively, please supplementally identify, describe and provide specific and detailed support for each individual adjusting item you propose to include in your reconciliation. We may have further comments upon review of your response.

Response: The Company uses internally and discloses to investors a non-GAAP financial measure which it has traditionally labeled “EBITDA.” The Company calculates EBITDA as earnings before interest, taxes, depreciation and amortization. In calculating EBITDA, the Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing costs, securitization costs and the impact of restructuring and other charges, all as fully disclosed in its filings. (EBITDA excluding those additional items is referred to in this response as “Adjusted EBITDA.”)

Mr. David R. Humphrey

Securities and Exchange Commission

April 5, 2006

Management of the Company does use Adjusted EBITDA internally as one of its primary measures for evaluating the performance of the Company as a whole and the performance of its individual business units. In fact, the Company believes that Adjusted EBITDA is the best measure of the core performance from ongoing operations at continuing facilities of the Company and its business units. By reporting Adjusted EBITDA, the Company’s goal is to allow investors to better view the Company through management’s eyes by disclosing and describing an additional financial measure that management uses internally and views as important. The Company submits that Adjusted EBITDA is meaningful supplemental information which enhances investors’ overall understanding of the Company’s core operational performance and its prospects for the future. Measures similar to Adjusted EBITDA are also widely used by us and others in the industry, investors and bankers in evaluating and calculating overall enterprise value and pricing potential acquisition candidates.

In addition, the Company believes that the Company’s investors, bondholders and commercial bankers also consider Adjusted EBITDA to be an important financial measurement of the core performance from ongoing operations at continuing facilities of the Company and its business units. The adjustments made in our calculation of Adjusted EBITDA are adjustments that are typically made in calculating our performance for purposes of coverage ratios under our senior credit facility. The Company routinely receives inquiries and questions from investors, bondholders and bankers regarding Adjusted EBITDA and its components demonstrating that Adjusted EBITDA is an important measure to certain investors, bondholders and bankers. The Company believes that investors, bondholders and commercial bankers find Adjusted EBITDA useful for the same reasons that Company management finds it useful. If the Company did not disclose Adjusted EBITDA, the Company believes that its investors, bondholders and bankers would be forced to and would in fact calculate Adjusted EBITDA themselves as part of their ongoing evaluation of the Company.

It is important to note that the Company does not report Adjusted EBITDA in lieu of or as an alternative to GAAP financial measures. To the contrary, the Company reports GAAP financial measures relating to its performance such as net income and operating income, presents those GAAP financial measures with equal or greater prominence than Adjusted EBITDA and reconciles net income to Adjusted EBITDA in a manner which investors should be able to understand clearly. Adjusted EBITDA is simply an additional non-GAAP financial measure provided to investors to be used as individual investors see fit.

The Company does agree with the Staff that “EBITDA” is widely recognized as earnings before interest, taxes, depreciation and amortization. Consequently, in future filings, the Company will not identify a measure as “EBITDA” if it excludes from earnings items

Mr. David R. Humphrey

Securities and Exchange Commission

April 5, 2006

other than interest, taxes, depreciation and amortization. In future filings, to the extent that the Company uses a non-GAAP financial measure that excludes from earnings items other than interest, taxes, depreciation and amortization, the Company will (1) label the measure “Adjusted EBITDA,” “EBITDA excluding highlighted items” or some other title which distinguishes the measure from EBITDA, and (2) describe clearly the additional exclusions being made.

In addition, in future filings, the Company will include disclosure consistent with this response which (1) explains the purposes for which the Company uses Adjusted EBITDA internally and the reasons the Company believes disclosure of Adjusted EBITDA may be useful to investors, (2) states that Adjusted EBITDA is not a GAAP financial measure and should not be viewed as a substitute for any GAAP financial measure, and (3) explains that Adjusted EBITDA may be calculated differently by other companies and therefore may not be a good basis for direct comparisons between the performance of the Company and the performance of other companies.

2.	Comment: We have reviewed your accompanying footnote disclosures and are not persuaded that you have appropriately justified the use of non-GAAP financial measures in the evaluation of your performance. For example, you state that EBITDA facilitates understanding the operational performance of the Company and in MD&A, note that EBITDA is “a useful measure of operating performance before the impact of investing and financing transactions, (and helps in) providing meaningful comparisons between companies’ earning power and consistent comparisons of company performance.” Please tell us, and revise to explain in future filings, how elimination of your depreciation expense allows for useful comparison of your results to those of competitors that acquire their operating assets substantially through the use of operating leases, for which their lease costs would not be eliminated in the presentation of EBITDA. In addition, please tell us, and revise to explain in future filings, why your management believes that presentation of this measure provides useful information to investors regarding your financial condition and results of operations. Your explanation should be detailed and specific. A statement that the measure is “used by analysts” or is “a useful measure” is not adequate support for your presentation. In the alternative, please revise to remove your discussion of EBITDA as a performance measure. See Item 10(e)(1)(i)(C) of Regulation S-K for guidance. This comment applies to your annual and interim filings.

Response: The Company believes that Adjusted EBITDA provides useful information to investors for the same reasons it is used by and provides important information to management of the Company. As explained in our response to comment 1 above, Adjusted EBITDA is one of the primary measures used by management to evaluate the performance of the Company and its business units. The Company believes it is the best measure of the core performance from ongoing operations at continuing facilities of the Company and its business units. Also, as explained above, the Company submits that, in the Company’s experience, investors do in fact find that Adjusted EBITDA provides useful supplemental information.

Mr. David R. Humphrey

Securities and Exchange Commission

April 5, 2006

Concerning the Staff’s specific question regarding how Adjusted EBITDA (which eliminates depreciation) allows for useful comparisons between the results of the Company and the results of a competitor which acquires its operating assets substantially through operating leases, the Company submits that Adjusted EBITDA is not designed or intended for that purpose. The Company believes that the GAAP measures reported by the Company are more appropriate in making such a comparison. The Company has not in its past filings, and will not in its future filings, state or otherwise indicate that Adjusted EBITDA is a measure which is useful in making a comparison between the Company’s performance and the performance of a competitor which acquires its assets substantially through operating leases.

Management’s Discussion & Analysis

Comparison of Fiscal 2005 with Fiscal 2004 – page 21

3.	Comment: Refer to your presentation of “Operating income, as adjusted” and “Income From Continuing Operations Before Income Taxes, as adjusted” presented on pages 21, 23 and 24. Amended Item 10 of Regulation S-K governs non-GAAP presentations in filed annual and quarterly reports. It forbids the use of titles or descriptions of non-GAAP financial measures that are the same as, or are confusingly similar to, titles or descriptions used for GAAP purposes. “Operating income” is a GAAP measure with a precise and commonly understood definition. It does not contemplate an “as adjusted” presentation, particularly in connection with your MD&A discussion of historical operating results from the financial statements presented on a GAAP basis. Please revise to delete these inappropriate presentations, here and throughout your filing. They are confusing. We will not object if you wish to specifically quantify, in your narrative, the dollar amounts of the restructuring charges and debt refinancing costs included within these line items.

Response: The Company uses and discloses to investors non-GAAP financial measures which it has traditionally labeled “Operating income, as adjusted” and “Income from continuing operations before income taxes, as adjusted.” In calculating these non-GAAP financial measures, the Company begins with the related GAAP financial measure and excludes certain specified items to arrive at the non-GAAP financial measure, all as fully disclosed in the Company’s filings. In each case, the Company reports the applicable GAAP financial measure, presents the GAAP financial measure with equal or greater prominence than the non-GAAP financial measure, and reconciles the GAAP financial measure to the non-GAAP financial measure in a manner which investors should be able to understand clearly.

While the Company does not believe that the presentation of these non-GAAP financial measures contained in past filings is confusing, in response to the Staff’s concern, it will agree to change the titles of these non-GAAP financial measures in future filings to titles which are less similar to the titles of the related GAAP financial measures. For example, to the extent that the Company uses a non-GAAP financial measure in future filings which excludes items from operating income, it will not refer to the non-GAAP financial

Mr. David R. Humphrey

Securities and Exchange Commission

April 5, 2006

measure as “Operating income, as adjusted.” In that case, the Company will (1) label the measure as “Adjusted operating income,” “Operating income, excluding highlighted items” or some other title which more clearly distinguishes the measure from operating income, (2) continue to describe clearly the non-GAAP exclusions being made, and (3) continue to reconcile fully operating income to such non-GAAP financial measure.

The Company believes that the revised titles used to describe non-GAAP measures will be sufficiently different from the related GAAP titles as to be readily identifiable as non-GAAP financial measures and to not be confusingly similar to the related GAAP titles. The tabular reconciliations will further identify the non-GAAP measures as such by prominently juxtaposing the GAAP measures against the differently titled non-GAAP measures and by clearly identifying the adjustments, in compliance with Item 10(e)(1)(i)(B) of Regulation S-K.

Financial Statements

Note 4, Joint Venture – page 40

4.	Comment: We note that you have granted Datamatics a put option and Datamatics has granted you a call option to purchase all of the equity shares of KGL. In view of this fact, please tell us and expand your footnote to disclose how the purchase price of the Datamatics shares is to be determined and provide an estimate of that amount as of the most recent balance sheet date.

Response: In accordance with the joint venture agreement, if exercised on June 30, 2006 or thereafter, the call option purchase price of the Datamatics shares would be determined as the product of applying a multiple to the non-controlling interest percentage of the joint venture’s EBITDA for the twelve months ending June 30, 2006 or thereafter. As of the most recent balance sheet date of June 30, 2005, the purchase price could not be quantified under such formula because the joint venture’s EBITDA for fiscal 2005 was negative.

On March 31, 2006, the Company and Datamatics signed an agreement to terminate the joint venture agreement. Concurrent with the termination, the Company is purchasing all of the equity shares of KGL held by Datamatics. The purchase price of the shares was a negotiated value and was not determined based on the EBITDA formula included in the terminated joint venture agreement.

In response to the Staff’s comments, in future filings the footnote will be modified and expanded to disclose the joint venture termination and the resulting transaction.

Selected Quarterly Financial Data – page 56

5.	Comment: Amended Item 10 of Regulation S-K prohibits certain non-GAAP presentations as they could prove confusing to the reader. These prohibitions include the use of titles or descriptions of non-GAAP financial measures that are confusingly similar

Mr. David R. Humphrey

Securities and Exchange Commission

April 5, 2006

to titles or descriptions used for GAAP financial measures, presenting non-GAAP financial measures on the face of pro forma financial information required to be disclosed by Article 11 of Regulation S-X, and presenting non-GAAP financial measures on the face of the financial statements prepared in accordance with GAAP or in the accompanying notes. We note that you have provided an extensive presentation of non-GAAP financial measures in the pages directly following the financial statement footnotes. The initial caption to your presentation is labeled “unaudited.” Further, these non-GAAP measures are commingled with your quarterly data presentation, a GAAP financial measure and a required disclosure. We believe that this presentation is confusing and inappropriate, not only in location but also in content and format. Accordingly, please revise to eliminate these non-GAAP disclosures.

Response: In response to the Staff’s comments, in future filings, the non-GAAP measures presented in the “Selected Quarterly Data” page directly following the financial statement footnotes will be removed from the tables that include the required GAAP financial measures and disclosures.

On the following page titled “Selected Quarterly Data - Reconciliation of GAAP to Non-GAAP Measures”, the non-GAAP disclosures will continue to be included. Consistent with the responses to comments 1 and 3 of this letter, in future filings, the Company proposes to replace “Operating income, as adjusted”, “Income from continuing operations, as adjusted” and “EBITDA” with titles which more clearly distinguish the non-GAAP financial measure from the related GAAP financial measure.

♦     ♦     ♦     ♦     ♦     ♦     ♦     ♦

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey

Securities and Exchange Commission

April 5, 2006

Please direct any questions to the undersigned at (804) 287-5694.

Very truly yours,

/s/ Paul K. Suijk
Paul K. Suijk
Senior Vice President and Chief Financial Officer
Cadmus Communications Corporation

cc:	R. James Carter, Jr., BDO Seidman, LLP

Jeffrey M. Gill, Troutman Sanders, LLP